UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from                    to                     .

Commission file number 333-106694

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

CARDINAL FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CARDINAL FINANCIAL CORPORATION

8270 GREENSBORO DRIVE, SUITE 500

MCLEAN, VA 22102

CARDINAL FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedules

December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors

Cardinal Financial Corporation 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Cardinal Financial Corporation 401(k) Retirement Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.  Our opinion is not modified with respect to this matter.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) Schedule H, line 4i — Schedule of Assets (Held at End of Year) (Schedule I) and Schedule H, line 4j - Schedule of Reportable Transactions (Schedule II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(signed) KPMG LLP

McLean, VA

June 27, 2014

CARDINAL FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

Statements of Assets Available for Benefits

(Modified Cash Basis)

December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value (note 4)	$29,803,435	$22,473,717
Notes receivable from participants	670,946	432,619
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	181,982
Assets available for benefits	$30,474,381	$23,088,318

See accompanying notes to financial statements.

CARDINAL FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

Statement of Changes in Assets Available for Benefits

(Modified Cash Basis)

Year ended December 31, 2013

Additions to assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 4)	$3,547,787
Interest income	23,120
Total investment income	3,570,907
Contributions:
Participant	4,004,498
Employer	1,419,261
Rollover	737,647
Total contributions	6,161,406
Total additions	9,732,313

Deductions from assets attributed to:
Benefits paid to participants	2,340,730
Administrative and investment expenses	5,520
Total deductions	2,346,250
Net increase	7,386,063
Assets available for benefits at beginning of year	23,088,318
Assets available for benefits at end of year	$30,474,381

See accompanying notes to financial statements.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2013 and 2012

(1)                     Description of Plan

The following description of the Cardinal Financial Corporation 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description, a copy of which is available from the Human Resources office of Cardinal Financial Corporation (the Employer), for a more complete description of the Plan’s provisions.

(a)                      General

The Plan is a defined contribution plan sponsored by the Employer, covering all full-time employees of the Employer who have at least one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The plan year is the same as the Employer’s fiscal year. Principal Life Insurance Company and Principal Trust Company serve as trustees and custodians of the plan. Principal Life Insurance Company also serves as the record keeper of the plan.

(b)                      Contributions

Each pay period, eligible participants may contribute, on a pre-tax basis, up to 100% of their eligible compensation for that pay period, as defined by the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants may also make voluntary after-tax (non-deductible) contributions.  Effective January 1, 2010, the Employer elected to allow Roth 401(k) contributions to the Plan.  This feature provides that a participant can withhold after-tax contributions in a separate account that will be administered according to the Plan.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 27 mutual trusts, eight pooled separate account funds, one guaranteed investment contract, and one Employer sponsored common stock fund as investment options for participants. Employer contributions are discretionary and determined by the Employer based on approval of the Board of Directors. Since the inception of the Plan, Employer contributions have been equal to 50% of the Employee’s contributions up to the first 6% of the Employee’s contribution and have been in the form of contributions to the common stock fund.  Participants may elect to transfer these contributions to other available options within the Plan.  Contributions are subject to the limitations provided in ERISA.

(c)                       Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Note terms range from one to five years, but may exceed five years for the purchase of a primary residence. The notes are collateralized by the balance in the participant’s account and bear interest at rates that range from 4.25% to 6.00%, which are commensurate with prevailing market rates. Principal and interest are paid ratably through bimonthly payroll deductions. Participants are limited to one outstanding note. Notes receivable from participants are stated at unpaid principal plus accrued interest. At December 31, 2013 and 2012, notes receivable from participants totaled $670,946 and $432,619, respectively.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2013 and 2012

(d)                      Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of Employer contributions and Plan earnings or losses, and may be charged with an allocation of investment expenses. Allocations are based on participant contributions and account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)                       Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s matching contribution portion of their accounts plus actual earnings thereon vests immediately.  Vesting in the Employer’s profit sharing contribution begins after six months of service increasing 20% each year until 100% vested after five years of service. All participants become fully vested upon death, termination of employment due to disability, or upon attainment of the normal retirement age of 65. Since the inception of the Plan, the Employer’s Board of Directors have not approved profit sharing contributions to the participants.

(f)                         Payment of Benefits

On termination of service due to death, disability or retirement at age 65, a participant with a vested account balance greater than $5,000 may elect to receive a lump sum distribution or periodic payments equal to the value of the participant’s vested interest in his or her account. A participant with an account balance of $5,000 or less must take a lump sum distribution.

(g)                      Forfeited Amounts

Upon termination of service for any reason, the nonvested portion of a participant’s Employer contributions, if any, is used to reduce the future amount of Employer matching contributions. For each of December 31, 2013 and 2012, there were no forfeited nonvested accounts available to reduce Employer contributions.

(h)                      Administrative and Investment Expenses

The majority of administrative expenses are paid by the Employer. Investment expenses are paid by the Plan and are allocated to the participants based on account balances.

(2)                 Summary of Significant Accounting Policies

(a)                      Basis of Accounting

The financial statements and supplemental schedules of the Plan are prepared using a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles (“U.S. GAAP”). This basis differs from U.S. GAAP in that the Plan recognizes

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2013 and 2012

contributions and investment income when received, rather than when earned and expenses and distributions when paid, rather than incurred.

(b)                      Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)                      Valuation of Investments

The Plan’s investments are stated at fair value.  Investments in mutual trust funds, pooled separate accounts, one guaranteed investment contract, and an employer sponsored common stock fund are valued at the net asset value based on amounts reported by the fund manager.

Purchases and sales of investments are recorded on a trade-date basis.  The cost basis of securities used in the determination of net appreciation (depreciation) in the fair value of investments sold during the year is determined on a first in first out (FIFO) or a weighted average basis.  As described in Note 2(a) above, investment income is recorded when received.

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

Various inputs are used to determine the value of the Plan’s investments. These inputs are summarized in the three broad levels listed below:

1.              Level 1 — Unadjusted quoted prices in active markets for identical investments

Mutual Funds:

These investments are public investment securities valued using the Net Asset Value (NAV) provided by the Trustee.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding.  The NAV is a quoted price in an active market.

2.              Level 2 — Inputs other than quoted prices that are observable to the market participant for the asset or quoted prices in a market that is not active

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2013 and 2012

Pooled Separate Accounts and Common stock fund:

These investments are recorded at the net asset value (NAV) reported by the fund managers as a practical expedient to estimating fair value, as these investments do not have readily determinable fair market values. Due to the nature of the investments held by the pooled separate accounts, changes in market condition and economic environment may significantly impact the net asset value of the pooled separate accounts and, consequently, the fair value of the fund’s interest in the funds. The fair value of these investments has been measured using the net asset values per share of the plan’s ownership interest in the pooled separate accounts or an equivalent measure, where it is not probable that the fund will sell a pooled separate account at a price other than NAV. There are no pooled separate accounts with redemption restrictions or unfunded commitments as of December 31, 2013 or 2012.

Guaranteed investment contracts held by a defined contribution plan are required to be reported at fair value.  Contract value, however, is the relevant measurement attributable for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in fully benefit-responsive investment contracts through a pooled separate account (Principal Fixed Income Guaranteed Option).  The fair value and contract value of the Plan’s investment in the Principal Fixed Income Guaranteed Option at December 31, 2013 were each $4,072,794, representing a $0 adjustment from fair value to contract value.  At December 31, 2012, the fair value and contract value of the Plan’s investment was $3,457,667 and $3,639,649, respectively, representing a $181,982 adjustment from fair value to contract value.

3.              Level 3 — Unobservable inputs

As of December 31, 2013 and 2012, the Plan had no investments valued using level 3 inputs.

(d)                      Payment of Benefits

As described in Note 2(a) above, benefits are recorded when paid.

(3)                     Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2013 and 2012

(4)                     Investments

The following tables present the fair value of investments that represent 5% or more of the Plan’s assets at December 31, 2013 and 2012:

	2013
		Percentage
		of plan assets

Investments at fair value:
Cardinal Financial Corporation Common Stock Fund	$9,004,460	29.55%
Principal Large Cap Growth I Separate Account	2,537,461	8.33%
American Funds American Mutual R3 Fund	1,927,021	6.32%
JP Morgan Core Bond R2 Fund	1,810,023	5.94%

Investment at contract value:
Principal Fixed Income Guaranteed Option	4,072,794	13.36%

	2012
		Percentage
		of plan assets

Investments at fair value:
Cardinal Financial Corporation Common Stock Fund	$7,603,416	32.93%
T. Rowe Price/Brown Advisory Large Cap Growth I Separate Account	1,660,666	7.19%
JP Morgan Core Bond R2 Fund	1,574,345	6.82%
American Funds American Mutual R3 Fund	1,169,562	5.07%

Investment at contract value:
Principal Fixed Income Guaranteed Option	3,639,649	15.76%

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2013 and 2012

During 2013, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $3,547,787 as follows:

Investments at fair value:
Income funds	(78,793)
International funds	364,913
Large cap stock funds	1,275,317
Mid cap stock funds	437,320
Other funds	395
Small cap stock funds	389,139
Target dated funds	156,788
Units of common stock fund	949,681
Net change in fair value of investments	$3,494,760

Investment at contract value:
Income fund	$53,027
Net appreciation in the fair value of investments	$3,547,787

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2013 and 2012

(5)                                 Fair Value

Investments measured at fair value on a recurring basis as of December 31, 2013 and 2012 are shown below:

At December 31, 2013

		Fair value measurements using
Description	Balance	Unadjusted quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Mutual Funds:
Income funds	$7,744,873	$2,534,439	$5,210,434	$—
International funds	2,296,030	1,363,926	932,104	—
Large cap stock funds	5,723,106	1,927,021	3,796,085	—
Mid cap stock funds	1,971,593	855,020	1,116,573	—
Other funds	35,633	35,633	—	—
Small cap stock funds	1,591,756	1,063,189	528,567	—
Target dated funds	1,435,984	1,435,984	—	—
Units of common stock fund	9,004,460	—	9,004,460	—
Total investments	$29,803,435	$9,215,212	$20,588,223	$—

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2013 and 2012

At December 31, 2012

		Fair value measurements using
Description	Balance	Unadjusted quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Mutual Funds:
Income funds	$6,723,929	$2,422,280	$4,301,649	$—
International funds	1,514,683	892,105	622,578	—
Large cap stock funds	3,591,834	1,169,562	2,422,272	—
Mid cap stock funds	1,192,392	591,407	600,985	—
Other funds	1,621	1,621	—	—
Small cap stock funds	904,592	605,572	299,020	—
Target dated funds	941,250	941,250	—	—
Units of common stock fund	7,603,416	—	7,603,416	—
Total investments	$22,473,717	$6,623,797	$15,849,920	$—

There were no significant transfers into and out of Level 1, Level 2 and Level 3 measurements in the fair value hierarchy during the year ended December 31, 2013 or 2012.  Transfers between levels are recognized at the end of each reporting period.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2013 and 2012

(6)                                 Synthetic Guaranteed Investment Contracts

The Plan has an investment option called the Principal Fixed Income Guaranteed Option (“Fund”).  The Fund invests in synthetic guaranteed investment contracts (GIC).  A synthetic GIC is an investment contract generally issued by a bank or insurance company and backed by interest bearing securities.  The synthetic GICs are fully benefit-responsive and valued at cost plus undistributed interest income (Contract Value).  The investments underlying the contract are maintained separate from the contract issuer’s general assets, by a third party custodian.  These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the Fund, but rather amortized, usually over the time to maturity or duration of the underlying assets, through adjustments to the future interest crediting rate.  The GIC contract issuer guarantees that all qualified participant withdrawals will occur at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield and crediting interest rates were approximately 1.30% and 2.00%, respectively, at December 31, 2013.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero.  Such interest rates are continuously reviewed and reset as needed on a monthly to quarterly basis.

The fully benefit-responsive investment contracts are carried and adjusted to Contract Value. In monitoring liquidity, the Trustee considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would result in payments to plan participants at amounts other than Contract Value.

Benefit responsive GIC contracts, including the wrap agreements, are with highly rated financial institutions and are designed to help preserve principal and provide a stable credit rating.  These contracts provide that plan participant initiated withdrawals permitted under a participating plan will be paid at contract value.  The contracts generally provide that withdrawals associated with certain events which are not in the ordinary course of fund operations, and are determined by the issuer to have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts.  Wrap agreements permit the fully benefit-responsive investment contracts investment manager or issuer to terminate upon notice at market value and provide for automatic termination of the wrap contract if the book value or the market value of the contract equals zero.

(7)                                 Related Party Transactions

The Cardinal Financial Corporation Common Stock Fund is a unitized collective stock fund invested in securities issued by the Employer and cash. Transactions involving this common stock fund qualify as party-in-interest transactions.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2013 and 2012

(8)                             Tax Status

The Plan is a non standardized prototype 401(k) plan for which a favorable determination letter from the Internal Revenue Service dated March 31, 2008 has been received by the prototype plan sponsor and on which the Employer is relying. The Plan has been amended since that date; however, the Employer believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  There are currently no audits in progress for any tax periods. Under the IRS statute of limitations, the Plan is no longer subject to income tax examinations for years prior to 2008.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2013 and 2012

(9)                             Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements at December 31, 2013 to Form 5500:

	2013	2012
Assets available for benefits per the financial statements	$30,474,381	$23,088,318
Add Receivables
Employer contributions	—	86,439
Participant contributions	—	229,038
	—	315,477

Assets available for benefits per Form 5500	$30,474,381	$23,403,795

The following is a reconciliation of changes in assets available for benefits per the financial statements for the year ended December 31, 2013 to Form 5500:

2013
Changes in assets available for benefits per the financial statements	$7,386,063
Add Receivables

	2013	2012
Employer contributions	$—	$(86,439)	(86,439)
Participant contributions	—	(229,038)	(229,038)
			(315,477)

Changes in assets available for benefits per Form 5500			$7,070,586

Schedule I

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

December 31, 2013

Identity of issuer, borrower,		Current
lessor, or similar party	Description of investment	value

Cardinal Financial Corporation Common Stock Fund*	Common Stock Fund	$9,004,460
Principal Fixed Income Guaranteed Option*	Guaranteed Investment Contract	4,072,794
T. Rowe Price/Brown Advisory Large Cap Growth I Separate Account*	Pooled Separate Account	2,537,461
American Funds American Mutual R3 Fund	Mutual Fund	1,927,021
JP Morgan Core Bond R2 Fund	Mutual Fund	1,810,023
Principal Large Cap S&P 500 Index Separate Account*	Pooled Separate Account	1,258,624
American Funds EuroPacific Growth R3 Fund	Mutual Fund	1,184,099
Mellon Capital Mgmt Bond Market Index Separate Account*	Pooled Separate Account	1,137,640
Principal International Equity Index Separate Account*	Pooled Separate Account	932,104
Goldman Sachs Small Cap Value Svc Fund	Mutual Fund	859,439
Prudential Jennison Mid Cap Growth A Fund	Mutual Fund	855,020
Principal MidCap S&P 400 Index Separate Account*	Pooled Separate Account	688,910
Principal SmallCap S&P 600 Index Separate Account*	Pooled Separate Account	486,405
JP Morgan Smart Retirement 2020 A Fund	Mutual Fund	436,317
Principal/Barrow Hanley MidCap Value III Account*	Pooled Separate Account	427,663
PIMCO All Asset R Fund	Mutual Fund	409,317
JP Morgan Smart Retirement 2025 A Fund	Mutual Fund	361,033
JP Morgan Smart Retirement 2015 A Fund	Mutual Fund	285,628
Janus Triton S Fund	Mutual Fund	203,750
PIMCO Real Return R Fund	Mutual Fund	134,338
JP Morgan Smart Retirement 2030 A Fund	Mutual Fund	108,591
JP Morgan Smart Retirement Income A Fund	Mutual Fund	82,406
JP Morgan Smart Retirement 2050 A Fund	Mutual Fund	77,080
Columbia Acorn International A Fund	Mutual Fund	76,832
Neuberger Berman High Income Bond R3 Fund	Mutual Fund	72,680
American Funds New Perspective R3 Fund	Mutual Fund	55,570
Oppenheimer Developing Markets N Fund	Mutual Fund	47,425
Lord Abbett Short Duration Income R3 Fund	Mutual Fund	44,795
Principal Real Estate Securities Separate Account*	Pooled Separate Account	42,162
AllianceBernstein Global Bond Fund	Mutual Fund	40,256
Prudential Jennison Natural Resources A Fund	Mutual Fund	35,633
JP Morgan Smart Retirement 2010 A Fund	Mutual Fund	30,296
JP Morgan Smart Retirement 2040 A Fund	Mutual Fund	27,953
BlackRock Global Allocation Investment A Fund	Mutual Fund	23,030
JP Morgan Smart Retirement 2035 A Fund	Mutual Fund	19,809
JP Morgan Smart Retirement 2045 A Fund	Mutual Fund	6,860
JP Morgan Smart Retirement 2055 A Fund	Mutual Fund	11
Notes receivable from participants*	74 notes receivable from participants with interest rates ranging from 4.25% to 6.00%	670,946
Total		$30,474,381

* Represents party-in-interest.

See accompanying report of independent registered public accounting firm.

Schedule II

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Schedule H, Line 4j - Schedule of Reportable Transactions**

(Modified Cash Basis)

Year ended December 31, 2013

		Purchase	Selling	Cost of	Net gain
Identity of party involved	Description of asset	price	price	asset	or (loss)

Series of transactions:
Cardinal Financial Corporation*	Cardinal Financial
	Common Stock Fund	$1,967,591	$—	$1,967,591	$—

Cardinal Financial Corporation*	Cardinal Financial
	Common Stock Fund	$—	$1,404,027	$1,206,374	$197,653

There were no individual transactions in excess of 5%.

The amounts reported above include participant directed and non-participant directed investments as the activity cannot be segregated.

*Denotes a party-in-interest.

** A reportable transaction is any non-participant directed transaction during the plan year, with respect to any plan asset,

involving an amount in excess of five percent (5%) of the fair value of plan assets at the beginning of the plan year.  This schedule includes securities transactions that are part of a series of transactions involving securities of the same issue during the plan year where the aggregate amount involved in the transaction exceeds five percent (5%) of the fair value of the plan assets at the beginning of the year.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Cardinal Financial Corporation, as Plan Administrator of the Cardinal Financial Corporation NADART 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARDINAL FINANCIAL CORPORATION NADART
401(k) PLAN
By: Cardinal Financial Corporation, Plan Administrator

DATE:	June 27, 2014	/s/ Mark A. Wendel
Mark A. Wendel
Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit 23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm dated June 27, 2014